UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-51359

(Check One):
☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
☐ Form N-SAR	☐ Form N-CSR

For Period Ended:     September 30, 2005

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant
NuVim, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
12 North State Route 17

City, State and Zip Code
Paramus, NJ 07652

PART II
RULES 12b-25(b) AND (c)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

NuVim, Inc. was due to file its quarterly report on Form 10-QSB for the period ended September 30, 2005 by 5:30 p.m. eastern time on November 14, 2005. NuVim experienced a delay in fully completing its financial disclosures and audit firm review of its unaudited financial statements. NuVim filed its quarterly report for the period ended September 30, 2005 on Form 10-QSB on November 15, 2005, within the five day extension period.

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PART IV
OTHER INFORMATION

(1)	Name and telephone number of persons to contact in regard to this notification

Michael Vesey	(201)	556-1010
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes         ☐No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes         ☒No
If so: attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NuVim, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2005	By:	/s/ Michael Vesey
Michael Vesey
Chief Finiacial Officer

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